SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF September 2002

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                         IXOS SOFTWARE Stock Corporation
                 (Translation of registrant's name into English)

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                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

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           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  x  Form 40-F
                                     ---           ---

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes   No x
                                      --   ---


           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

          IXOS Forecasts 10% Growth in Revenue and Earnings
                            for Fiscal Year 2002/2003

    MUNICH/GRASBRUNN, Germany--(BUSINESS WIRE)--Sept. 19, 2002--

    IXOS forecasts 10% growth in revenue and earnings for fiscal year 2002/2003 EBIT growth of 41% in successful fiscal year 2001/2002 - Goal: to break into the global top 5 DCM providers

   IXOS SOFTWARE AG (NASDAQ: "XOSY", NEUER MARKT: "XOS", WKN 506150), a leading global provider of solutions for the management of eBusiness documents, plans to continue its profitable growth in the current fiscal year 2002/2003.
   The company's goal is to break into the group of the top five global document content management providers. This was announced by IXOS' Executive Board at today's financials press conference in Frankfurt am Main, Germany. The past fiscal year 2001/2002 also proved successful for IXOS: the company met its growth targets in a difficult market environment with a 5% increase in revenue to EUR 122.8 million (previous year: EUR 117.0 million). What is more, IXOS was highly profitable: income from operations (EBIT) experienced above-average growth, rising 41% to EUR 8.4 million (previous year: EUR 6.0 million).
   "We view the ongoing fiscal year with optimism. IXOS is well positioned for further profitable growth"; said IXOS' CEO, Robert Hoog. "Despite the general economic downturn, the signs in our specialized document content management market are still pointing to growth," he continued, explaining the reason for the company's positive outlook. In order to further expand its strong market position, IXOS will launch a product and marketing offensive in the ongoing fiscal year that entails substantial investments. "These investments and seasonal effects will impact earnings temporarily in Q1. However, IXOS expects a 10% increase in both revenue and earnings for fiscal 2002/2003. This will give us an EBIT margin of around 7%," stated Hoog with respect to IXOS' strategy.
   The company's SAP core business and additional new solutions for growth markets are boosting business in particular. In the past fiscal year, IXOS has successfully entered new markets with an array of new products including document solutions for customer relationship management (CRM) and groupware. Under the umbrella brand IXOS-eCON Solution Suite, IXOS markets fully integrated product lines that cover all aspects of intra- and intercompany document management.
   IXOS is committed to the ongoing enhancement of its solution suite and an optimal implementation of document content management solutions. This includes the seamless integration of documents with transaction-oriented systems such as ERP, CRM, and Supply Chain Management (SCM) for leading systems providers such as SAP and Siebel. The company will also enhance its document solution offerings for leading groupware providers such as Microsoft and Lotus.
   At the same time, IXOS plans to strengthen its strategic focus on document content management solutions for industry-specific processes. Target industries that manage large document volumes, and thus have a pressing need for IXOS' solutions, include financial service providers, public administration and utilities (e.g. energy, water). IXOS plans to appeal to these target industries with an expanded range of solutions.
   The market relevant for IXOS is expected to experience double-digit growth in the coming years and the company estimates that total market size in 2004/2005 will be EUR 5.5 billion. "IXOS is excellently positioned to be one of the leading players on the growing market for document content management solutions," said Chief Technology Officer Hartmut Schaper, describing IXOS' business opportunities. Particular growth drivers are slated to be products and solutions that cover the entire document life cycle. This stretches from the generation of a document through its editing by multiple people to versioning, categorization and storage so that is retrievable at any time. IXOS uses partnerships with software and hardware manufacturers and systems in-integrators to supplement its sector-specific and technological expertise and provide access to new customer segments.

    Fiscal year 2001/2002: On-target revenue, above-target earnings

   "Once again, IXOS was one of the few companies on the Neuer Markt to demonstrate profitability and financial stability in the past fiscal year," emphasized Chief Financial Officer Peter Rau. The company's income from operations improved above average from EUR 6.0 million to EUR 8.3 million, lifting its EBIT margin from 5% to 7%. Operating costs fell to 62% of sales revenue (previous year: 66%). Earnings per share increased 12% from EUR 0.34 to EUR 0.38. The number of employees rose by 4% from 748 to 778.
   Consolidated revenue grew by 5% in fiscal year 2001/2002 to EUR 122.8 million (previous year: EUR 117.0 million). As a result of the weak first quarter following the terrorist attacks of September 11, 2001, license revenue in fiscal year 2001/2002 dropped by 7.8% to EUR 53.8 million (previous year: EUR 58.4 million). However, revenue growth of 28% in Q3 and 8% in Q4 brought license business back into the target corridor in Q3 and Q4 with a share of total revenue of over 47%. IXOS increased service revenue by 11.5% from EUR 32 million to EUR 35.7 million and maintenance revenue by 25.1% from EUR 26.6 million to EUR 33.3 million. This positive development in the service division was due both to the acquisition of new customers and the expansion of the current customer base.

    Balanced international sales mix

   IXOS' sales mix is internationally balanced, which helps the company to compensate for fluctuations in regional economies. Europe excluding Germany
(EMEA) proved to be the strongest growth market, with revenue climbing by 26.8% to EUR 38 million (previous year: EUR 30 million). This corresponds to a share of 31% of the company's overall business. In the Americas, the decline in business caused by the terrorist attacks in Q1 could almost be canceled out over the rest of the year. At EUR 37.5 million, revenue was maintained at almost the previous year's level of EUR 37.7 million, or 30.5% of total revenue. Germany accounted for 26.5% of total revenue (up 1.2% from EUR 32.1 million to EUR 32.5 million). The Asia Pacific (APAC) region was the only area unable to maintain prior-year revenue figures; the drop of EUR 2.4 million to EUR 14.8 million corresponds to a total revenue share of 12%.

    CONTACT: IXOS SOFTWARE AG
             Investor Relations
             Tel: +49-89-46 29 2400
             email: ir@ixos.de
             http://www.ixos.com
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                                    SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

           Date: September 19, 2002



                                       IXOS SOFWARE AKTIENGESELLSCHAFT


                                    By    /s/ Robert Hoog
                                      -----------------------------------
                                          Robert Hoog
                                          Chief Executive Officer


                                          and

                                    By    /s/ Peter Rau
                                      -----------------------------------
                                          Peter Rau
                                          Executive Board Member